UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2023

COMMISSION FILE NUMBER 001-38976

Genmab A/S
(Exact name of Registrant as specified in its charter)

Kalvebod Brygge 43

1560 Copenhagen V

Denmark

+45 70 20 27 28
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧ Form 40-F ◻

This report on Form 6-K shall be deemed to be incorporated by reference in Genmab A/S’s registration statements on Form S-8 (File No. 333-232693, 333-232693 and 333-262970) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

nthony
GENMAB A/S

	BY:	/s/ Anthony Pagano
Name: Anthony Pagano
Title: Executive Vice President & Chief Financial Officer

DATE: April 21, 2023

EXHIBIT INDEX

O
Exhibit	Description of Exhibit

99.1	Company Announcement Dated April 21, 2023: Genmab Announces Initial Resolution of Its Second Arbitration Under License Agreement with Janssen